Exhibit 99.1

Corporación América Airports S.A. Reports 4.0% YoY Increase in Total Passenger Traffic in January 2019

Passenger traffic up 6.5% YoY in Argentina and 2.9% in Italy, further supported by growth across most geographies

LUXEMBOURG--(BUSINESS WIRE)--February 14, 2019--Corporación América Airports S.A. (NYSE:CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 4.0% in January 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jan'19	Jan'18	% Chg.
Domestic Passengers (thousands)	4,006	3,661	9.4%
International Passengers (thousands)	2,320	2,363	-1.8%
Transit Passengers (thousands)	869	897	-3.2%
Total Passengers (thousands)	7,195	6,921	4.0%
Cargo Volume (thousand tons)	32.8	31.7	3.4%
Total Aircraft Movements (thousands)	74.7	74.6	0.1%

Passenger Traffic Overview

Total passenger traffic in January 2019 increased by 4.0% YoY, primarily reflecting growth of 6.5% in Argentina, 2.9% in Italy and 12.3% in Armenia.

In Argentina, total passenger traffic increased 6.5% YoY, mainly driven by 15.5% growth in domestic passengers, benefiting from the launch of new routes and addition of new airlines during 2018. This was partially offset by declines of 5.3% and 5.6% in international and transit passengers, respectively, which continue to reflect challenging macro conditions. International traffic in Argentina, however, posted an improvement from prior months as foreign tourism increased, combined with pre-sales of air travel tickets that took place before the peso devaluation along with installment sales offered by some airlines. In addition, Norwegian Air Argentina opened a new domestic route to Salta in January 2019, adding to its five other domestic routes. Moreover, JetSmart airlines announced it will begin domestic operations in April 2019, starting with the launch of flights to Córdoba, Mendoza, Neuquén and Salta.

In Italy, passenger traffic rose 2.9%, driven by an increase of 4.4% in Pisa Airport mainly related to the addition of frequencies by Ryanair, including the opening of a new route to Prague operated three times a week, and flights by Pobeda to Moscow. In Florence Airport, passenger traffic remained relatively flat, affected by adverse weather conditions, which led to several re-routed or cancelled flights, offsetting the good performance of TAP’s connection to Lisbon and the addition of three weekly flights to Madrid by Iberia.

In Brazil, total passenger traffic remained flat with domestic traffic increasing 4.2%, offset by a decline in international traffic mainly as a result of the change in methodology in traffic count by ANAC. Domestic traffic growth in Brasilia Airport slowed down to 3.7% from 7.1% in December, impacted by a reduction in less profitable routes and frequencies by LATAM Airlines as it seeks to optimize operations, and a decline of approximately 20% in seat supply at Avianca Brasil. By contrast, Gol recently announced the expansion of its operations at Brasilia Airport that contemplates the launch of new domestic flights throughout the first half of the year. International traffic at Brasilia Airport declined 12.1% impacted by the new methodology in traffic count applied since June 2018 as discussed above. This more than offset traffic growth resulting from the continued good performance of routes to Miami and Orlando opened by Gol Airlines in November and the addition of a new direct flight to Buenos Aires during December. Based on the prior methodology, international traffic would have increased 25.5% YoY at this airport.

In Ecuador, passenger traffic increased 6.9%, with international passenger traffic at Guayaquil Airport up 9.7%, mainly attributed to the continued good performance of the Spirit Airlines flight to Fort Lauderdale introduced in March 2018 and the increase in frequencies by COPA Airlines. In addition, Aeromexico announced the launch of a new route from Ciudad de México, starting in May with three weekly flights.

In Armenia, passenger traffic increased 12.3% still reflecting strong travel trends from 2018. The launch of new routes in October by Azimuth, serving three Russian destinations, also contributed to passenger traffic growth.

Cargo Volume and Aircraft Movements

Cargo volume increased 3.4% in January 2019 mainly as a result a 34.5% increase in Brazil, mainly related to an increase in exports, offset by a decline of 4.1% in Argentina, related to the continued challenging macroeconomic conditions.

Aircraft movements remained flat in January 2019, mainly as a result of increases of 2.4% in Argentina and 14.8% in Ecuador, partially offset by a 6.9% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jan'19	Jan'18	% Chg.
Passenger Traffic (thousands)
Argentina	3,808	3,576	6.5%
Italy	460	447	2.9%
Brazil	1,866	1,853	0.7%
Uruguay	247	259	-4.6%
Ecuador	353	330	6.9%
Armenia	212	189	12.3%
Peru	249	268	-7.1%
TOTAL	7,195	6,921	4.0%

Cargo Volume (tons)
Argentina	18,845	19,644	-4.1%
Italy	1,027	886	16.0%
Brazil	6,042	4,493	34.5%
Uruguay	1,909	2,019	-5.4%
Ecuador	3,733	3,389	10.1%
Armenia	859	892	-3.7%
Peru	370	387	-4.6%
TOTAL	32,784	31,710	3.4%

Aircraft Movements
Argentina	40,140	39,185	2.4%
Italy	4,644	4,533	2.4%
Brazil	14,670	15,753	-6.9%
Uruguay	3,941	4,535	-13.1%
Ecuador	7,154	6,230	14.8%
Armenia	1,948	1,739	12.0%
Peru	2,164	2,609	-17.1%
TOTAL	74,661	74,584	0.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411